SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

CONTENT

Basis of Presentation

From 3Q20 onwards, the Earnings Release is expressed in U.S. dollars to facilitate the reading of results. YPF has defined the U.S. dollar as its functional currency and subsidiaries having the Argentine Peso as functional currency were adjusted for inflation, corresponding to a hyperinflationary economy, in accordance with IAS guidelines. Unless otherwise indicated, the calculation of all Income Statement figures in U.S. dollars are calculated as the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period; and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. Cash Flow items were converted to U.S. dollars using the average exchange rate for each period; whereas Balance Sheet items were converted to U.S. dollars using the end of period exchange rate for each period. The accumulated financial information presented in this document is calculated as the sum of the quarters for each period.

Robust results amid continuous recovery in O&G production, maintaining positive free cash flow while delivering on our ambitious CAPEX plan.

Summary Consolidated Financials Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Revenues	2,648	3,620	3,635	37.3%	0.4%
EBITDA	825	628	1,035	25.5%	64.9%
Adjusted EBITDA	767	834	972	26.8%	16.6%
Operating income before impairment of assets	78	(83)	380	388.4%	N/A
Operating income	78	(196)	380	388.4%	N/A
Net income before impairment of assets	(25)	320	248	N/A	-22.4%
Net income	(25)	247	248	N/A	0.6%
EPS	(0.06)	0.63	0.64	N/A	1.6%
Capex	487	908	748	53.5%	-17.7%
FCF	284	143	391	37.5%	174.2%
Cash and cash equivalents	995	1,108	1,329	33.6%	20.0%
Total debt	7,747	7,379	7,241	-6.5%	-1.9%

EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items. EPS attributable to shareholders of the parent company (basic and diluted). FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1. MAIN HIGHLIGHTS

•	Adjusted EBITDA reached US$972 million, expanding 17% sequentially and 27% y/y, consolidating a margin of 27%, in line with the historical average of the last 10 years.

•	Hydrocarbon production continued with a positive trend totaling 506 Kboe/d, increasing 4.5% q/q and a staggering 16% y/y.

•	Shale activity was once again our focus, reaching a record level of production with an increase of 13% sequentially and almost doubling 1Q21 production.

•

Higher average realized prices on fuels´ domestic sales after adjustments in February and March, albeit not fully tracking international references. In addition, other Brent-priced products (about 20% of our consolidated revenues) experienced significant price appreciation during the 1Q22.

•

Domestic fuel demand decreased 5% q/q on seasonal dynamics, but standing 6% above pre-pandemic levels of 1Q19. Processing levels at our refineries expanded 1,4% sequentially, reaching an average utilization rate of 86% in 1Q22, and 90% in March.

•	OPEX contracted 8% q/q but expanded 29% y/y, primarily as a result of fully increased activity together with a negative evolution of variables such as inflation, wages, and currency devaluation.

•	CAPEX activity increased 53% y/y reaching US$748 million in the quarter, reaffirming guidance of 40% increase y/y, with an upward bias.

•	Cash flow was positive for the eighth consecutive quarter at US$391 million, further reducing our net debt to US$5,912 million, pushing the net leverage ratio down to 1.46x.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Diesel	921	1,284	1,283	39.3%	0.0%
Gasoline	613	796	817	33.2%	2.7%
Natural gas as producers (third parties)	259	338	327	25.8%	-3.4%
Other	552	782	748	35.5%	-4.3%

Total Domestic Market	2,346	3,199	3,175	35.3%	-0.8%

Jet fuel	24	62	85	253.0%	37.7%
Grain and flours	114	124	113	-0.6%	-8.4%
Crude oil	6	13	5	-13.7%	-58.8%
Petchem & Other	158	223	257	62.8%	15.5%

Total Export Market	302	421	461	52.6%	9.5%

Total Revenues	2,648	3,620	3,635	37.3%	0.4%

During 1Q22, revenues totaled US$3,635 million, almost flat compared to 4Q21 and increasing by 37.3% compared to 1Q21. On a sequential basis, higher prices on fuels´ retail domestic sales (about 50% of total revenues) and, even more pronounced, on wholesale domestic fuels (about 10% of total revenues) and products that correlate closely with international prices, such as lubricants, jet fuel, propane, petrochemicals and virgin naphta (about 20% of total revenues), were offset by lower volumes dispatched of gasoline and diesel.

•

Total diesel revenues in the domestic market (retail and wholesale) – 35% of total revenues – remained stable sequentially with higher average prices of 7.4% and lower volumes sold of 6.9%. Considering that the 1Q21 was partially affected by the pandemic, it is worth noting that diesel volumes dispatched in 1Q22 stood 9% above 1Q2019.

•

Gasoline sales in the local market (all retail) – 22% of total sales – increased 2.7% q/q, driven by higher average prices of 5.7%, partially offset by a decrease in volumes sold of 2.9%, but standing 3,5% above 1Q2019.

•

Natural gas revenues as producers sold to third parties in the domestic market – 9% of total sales – decreased 3.4% q/q mainly due to a 2.7% decline in average prices, and slightly lower volumes of 0.7%.

•

Other domestic sales decreased 4.3% q/q mainly due to lower seasonal sales of fertilizers, partially offset by higher prices of international-priced products and the continuous recovery trend in jet fuel local sales.

•

Export revenues increased 9.5% q/q mainly due to higher exports of jet fuel, petrochemicals and fuel oil, all benefiting from higher international prices, partially offset by lower seasonal exports of grain and flours.

Consolidated Costs Breakdown Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Lifting cost	(411)	(529)	(534)	29.8%	0.9%
Other Upstream	(59)	(57)	(56)	-4.8%	-1.8%
Refining & Logistics	(229)	(293)	(289)	26.2%	-1.4%
Other Downstream	(98)	(134)	(108)	10.5%	-19.7%
G&P, Corpo. & Other	(65)	(191)	(126)	94.2%	-34.3%

Total OPEX	(861)	(1,205)	(1,112)	29.1%	-7.7%

Depreciation & Amortization	(747)	(708)	(651)	-12.9%	-8.0%
Royalties	(171)	(209)	(216)	26.0%	3.3%
Other	(94)	(135)	(123)	30.9%	-9.2%

Total Other Costs	(1,012)	(1,051)	(989)	-2.2%	-5.9%

Fuels imports	(75)	(370)	(334)	346.2%	-9.8%
Crude oil purchases to third parties	(252)	(288)	(256)	1.4%	-11.2%
Biofuel purchases	(108)	(188)	(167)	54.5%	-11.0%
Non-oil agro purchases	(118)	(221)	(196)	65.6%	-11.3%
Other purchases	(166)	(198)	(191)	15.1%	-3.8%
Stock variations	25	80	3	-88.3%	-96.3%

Total Purchases & Stock Variations	(694)	(1,186)	(1,141)	64.4%	-3.8%

Other operating results, net	(3)	(262)	(14)	357.4%	-94.8%
Impairment of assets	—	(112)	—	N/A	N/A

Operating Costs + Purchases + Impairment of Assets	(2,570)	(3,815)	(3,256)	26.7%	-14.7%

Stock variations include holding results of US$66 million in 1Q21, US$75 million for 4Q21 and US$(18) million for 1Q22.

In terms of costs, during the quarter we managed to reduce our OPEX by 7,7% sequentially, primarily driven by the reduction in logistics costs on the back of lower volumes sold of diesel and gasoline, even though inflationary and salary pressures during 1Q22 pushed our cost structure higher in dollar terms given the context of a slow pace of currency devaluation. Similarly, total OPEX increased 29,1% against 1Q21, driven by the inflationary process described above and an increase in our overall business activity, considering that activity in 1Q21 had not fully recovered from the effects of the pandemic.

Total Purchases & Stock Variations decreased 3.8% sequentially. The q/q decrease in purchases, a category highly correlated with demand levels for refined products, was mainly driven by:

•	Fuel imports decreased 9.8% primarily due to a reduction in volumes imported of premium gasoline and diesel of 21.5% on the back of the lower demand, partially offset by higher prices of 11%.

•

Crude oil purchases fell 11.2% on lower volumes, mainly due to higher oil production within our upstream segment and the impact of Q1 2022 having 2 fewer days than Q4 2021, even though refinery daily processing levels increased sequentially by 1.7%.

•

Biofuel purchases decreased 11.0%, with purchases of biodiesel falling 10% and purchases of bioethanol dropping 12%, driven by lower volumes acquired for both products aligned to the sequential decrease in gasoline and diesel demand during the quarter, partially offset by higher prices for both products (+3.0% biodiesel and +4.5% bioethanol).

•	Non-oil agro purchases decreased 11.3% mainly driven by a 40.2% seasonal contraction in purchases of fertilizer, partially offset by an increase of 19.3% in purchases of grain receipts.

In terms of our inventories, a positive stock variation of US$3 million was recorded during 1Q22, mainly due to an increase in stock volumes, partially offset by a decrease in the replacement cost of our inventories; in comparison with a positive stock variation of US$80 million during 4Q21, mainly due to an increase in the replacement cost of our inventories.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Operating income	78	(196)	380	388.4%	N/A

Interests in companies and joint ventures	58	160	115	98.9%	-28.2%
Financial results, net	(49)	15	(44)	-10.7%	N/A
Income tax	(112)	267	(203)	81.0%	N/A

Net Income	(25)	247	248	N/A	0.6%

Net Income before impairment of assets	(25)	320	248	N/A	-22.4%

Financial results, net, for 1Q22 represented a US$44 million loss compared to the gain of US$15 million posted in 4Q21, mainly as a result of an positive extraordinary charge related to the provision for hydrocarbon wells abandonment obligations in 4Q21 partially offset by higher net FX gains and lower negative interests which remained at minimum levels over the last years

As a result of the operating and financial evolution, earnings before taxes for 1Q22 reached positive US$451 million increasing more than 100% q/q while net income for the quarter resulted in a gain of US$248 million, compared to the gain of US$247 million in 4Q21.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Adjusted EBITDA for 1Q22 totaled US$972 million, showing an increase of 16.6% sequentially and growing 26.8% in comparison with 1Q21. The sequential expansion was partially supported by higher realization prices across the board, including higher prices of diesel and gasoline and other international-priced products, the increase in oil and gas production, and lower OPEX.

The reconciliation between EBITDA and Adjusted EBITDA is presented in the tables below.

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Net Income	(25)	247	248	N/A	0.6%
Financial results, net	49	(15)	44	-10.7%	N/A
Interests in companies and joint ventures	(58)	(160)	(115)	98.9%	-28.2%
Income tax	112	(267)	203	81.0%	N/A
Unproductive exploratory drillings	—	4	5	N/A	33.7%
Depreciation & amortization	747	708	651	-12.9%	-8.0%
Impairment of assets	—	112	—	N/A	N/A

EBITDA	825	628	1,035	25.5%	64.9%

Leasing	(61)	(62)	(65)	6.5%	3.5%
Other adjustments	2	269	2	-28.5%	-99.4%

Adjusted EBITDA	767	834	972	26.8%	16.6%

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Energy	Corporate & Other	Consolid. Adjustments	Total
Operating income	219	310	3	(60)	(92)	380
Depreciation & amortization	476	134	22	20	(1)	651
Unproductive exploratory drillings	5	—	—	—	—	5
Impairment of assets	—	—	—	—	—	—

EBITDA	699	444	25	(40)	(93)	1,035

Leasing	(37)	(19)	(8)	—	—	(65)
Other adjustments	0	1	(0)	1	—	2

Adjusted EBITDA	662	425	17	(39)	(93)	972

The following chart summarizes the main variations of Adj. EBITDA by business segment between 1Q22 and 4Q21:

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Operating data Unaudited Figures	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Net Production Breakdown

Crude Production (Kbbld)	207.7	216.1	222.1	7.0%	2.8%

Conventional	158.3	149.9	148.7	-6.0%	-0.8%
Shale	46.4	62.9	70.4	51.6%	11.8%
Tight	3.0	3.3	3.1	3.2%	-7.8%

NGL Production (Kbbld)	29.5	30.0	44.2	50.0%	47.6%

Conventional	16.3	11.3	15.8	-3.3%	39.4%
Shale	12.0	17.6	26.9	124.3%	52.6%
Tight	1.2	1.0	1.6	30.1%	50.5%

Gas Production (Mm3d)	31.8	37.8	38.1	19.8%	0.6%

Conventional	18.0	16.1	15.5	-14.1%	-3.8%
Shale	6.4	14.4	15.3	140.3%	6.3%
Tight	7.4	7.4	7.3	-1.1%	-0.9%

Total Production (Kboed)	437.0	484.2	505.8	15.7%	4.5%

Conventional	288.0	262.5	261.9	-9.1%	-0.2%
Shale	98.4	170.9	193.3	96.5%	13.1%
Tight	50.6	50.7	50.6	-0.1%	-0.3%
Average realization prices
Crude Oil (USD/bbl)	50.1	57.8	58.9	17.5%	1.9%
Natural Gas (USD/MMBTU) (*)	2.9	3.1	3.1	5.7%	-1.3%

(*)	Average realization price for third parties

Total hydrocarbon production increased 4.5% sequentially, mainly driven by the continuous growing trend in crude oil shale production of 12% and an expansion of 47.6% in NGL production due to the temporary shutdown of our subsidiary MEGA during 4Q21. On a y/y basis, we achieved a remarkable growth of 15.7%, driven by an outstanding expansion from our shale blocks, with shale oil increasing by 52% all the while shale gas expanded 140%. As a result, shale accounted for 38% of our total consolidated production in 1Q22, growing from 22% only a year ago.

Average daily crude oil production increased 2.8% q/q, driven by a 11.8% increase in shale, which was slightly offset by a contraction in our conventional fields by -0.8%, where positive results in tertiary recovery were not enough to fully mitigate the natural decline rate of our mature fields. In that sense, tertiary recovery at Manantiales Behr recorded an increase of 5,4% sequentially, reaching a new record high in total oil production at the block of 25,2kbbl/d in March, with 7 Polymer Injection Units (PIUs) in operation to expand EOR (Enhanced Oil Recovery) production in the area, while we are working to set an additional unit that will be ready by 2Q22. Separately, with regards to our unconventional production, it is worth highlighting that during the first quarter we drilled 1 delineation well in the Lajas Este block, a field outside our oil hub core, as part of our strategy to expand the unconventional production in undeveloped areas. Within this block, another delineation well was drilled in April and the 2 wells are planned to be fractured in July 2022 and expected to be tied-in and producing before the end of the year.

On the natural gas side, average daily production increased 0.6% q/q, driven by a 6.3% increase in shale, which was offset by a contraction in our conventional fields by 3.8% as a result, primarily, of the natural decline on the Loma la Lata and Estación Fernández Oro assets.

In terms of midstream oil, we remained focused on the works needed to de-bottlenecking the continuous expansion of Vaca Muerta. In that sense, during 1Q22, we have been working, through our subsidiary Oldelval, in the revamping of 4 compression stations that have been idled for over 10 years, which were completed in April 2022, adding 6 thousand cubic meters a day (about 38 kbbl/d) of additional evacuation capacity to Puerto Rosales (about +17%).

Oil and gas realization prices during the quarter remained relatively stable. Our average realization oil price increased by 1.9% on a sequential basis, to about U$S59 per barrel, only partially benefiting from the rally in international prices, as local crude continued being negotiated between local producers and refiners in a way to smooth out the impact of the volatility in international reference prices into local pump prices. On the gas side, the average price for third parties for the quarter was US$3.1/MMBTU, almost flat q/q and expanding 5,7% y/y, supported by better prices in the industrial and compressed natural gas segments.

Total segment revenues for 1Q22 reached US$1,539 million, an increase of 1.2% compared to 4Q21 and +23.4% y/y.

•

Crude oil revenues remained flat q/q, as lower total volumes due to the impact of 2 fewer days of the 1Q22 against 4Q21 (besides higher daily average) daily production, were compensated by a modest increase in crude oil prices of 1.9%.

•	Natural gas revenues expanded 1.5% q/q due to higher volumes of 2.8%, partially offset by lower average realization prices of 1.4%.

Upstream Financials Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Crude oil	950	1,154	1,152	21.2%	-0.2%
Natural gas	285	381	387	35.6%	1.5%
Other	12	(14)	1	-92.5%	N/A

Revenues	1,247	1,521	1,539	23.4%	1.2%

Depreciation & amortization	(581)	(530)	(476)	-18.2%	-10.3%
Lifting cost	(411)	(529)	(534)	29.8%	0.9%
Royalties	(171)	(209)	(216)	26.0%	3.3%
Exploration expenses	(2)	(7)	(10)	497.5%	56.7%
Other	(64)	(338)	(85)	33.9%	-74.8%

Operating income before impairment of assets	19	(91)	219	1081.4%	N/A

Impairment of assets	—	(112)	—	N/A	N/A

Operating income	19	(203)	219	1081.4%	N/A

Depreciation & amortization	581	530	476	-18.2%	-10.3%
Unproductive exploratory drillings	—	4	5	N/A	33.7%
Impairment of assets	—	112	—	N/A	N/A

EBITDA	600	443	699	16.6%	57.9%

Leasing	(39)	(38)	(37)	-3.7%	-2.2%
Other adjustments	0	261	(0)	N/A	N/A

Adjusted EBITDA	561	665	662	18.0%	-0.5%

Capex	425	695	606	42.6%	-12.8%

Unit Cash Costs Unaudited Figures, in US$/boe	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Lifting Cost	10.5	11.9	11.7	12.2%	-1.3%
Royalties and other taxes	4.8	5.3	5.2	7.4%	-1.9%
Other Costs	1.7	1.7	1.5	-11.3%	-13.2%

Total Cash Costs (US$/boe)	17.0	18.9	18.4	8.5%	-2.5%

Regarding our cost structure on a per unit basis, total cash costs increased 8.5% y/y and decreased 2.5% q/q, due to the following:

•

Reduction in lifting costs by 1.3% q/q despite the impact of salary increases previously negotiated with labor unions as part of the 2021/22 agreement, and the high inflation rate combined with a slower pace of local currency depreciation. In comparison with 1Q21, lifting costs increased 12.2%, driven by the inflationary process described above and as a result of fully normalized activities. When breaking down our lifting costs by type of operation in 1Q22, our unconventional activities averaged US$3.9 per BOE while our conventional activities averaged US$17.6 per BOE.

•	Royalties and other taxes decreased 1.9% sequentially, where natural gas royalties decreased 5.6%, partially offset by an increase in crude oil royalties of 3.1% due to higher realization prices.

•	The decrease in “Other Costs” was mainly explained by some extraordinary charges recorded during 4Q21.

In summary, Adjusted EBITDA for the upstream segment reached US$662 million during the quarter, remaining flat on a sequential basis but with an increase of 18% compared to 1Q21.

CAPEX:

Upstream capex during 1Q22 stood at US$606 million, a decrease of 12.8% sequentially but increasing 42.6% y/y, where almost 70% was allocated to drilling and workover activities, 26% to new facilities or the expansion of existing ones, and the remaining 4% to exploration and other upstream activities.

In terms of activity within our unconventional upstream operations, in the first quarter of the year we completed a total of 38 new horizontal wells in our operated blocks, 29 shale oil and 7 shale gas wells, slightly above the activity performed the previous quarter with 36 horizontal wells. However, this activity was lower than we had projected given the impact of COVID-related delays in January and weather-related restrictions in February. In addition, we also faced some delays in mobilizing resources into new facilities at one of our non-operated blocks, expecting to catch-up in coming months.

On the conventional side, the activity continued to be focused on integrity investments in order to reduce risks and gain reliability in certain facilities as well as mobilizing resources into tertiary recovery, where we continued focusing in the main project at Manantiales Behr and starting pilots in the areas of El Trébol, Los Perales and Cañadón León.

4.2. DOWNSTREAM

Downstream Operating data Unaudited Figures	1Q21	4Q21	1Q22	Y/Y Δ		Q/Q Δ
Crude processed (Kbbld)	273.4	277.9	282.6	3.4%		1.7%
Refinery utilization (%)	83%	85%	86%	280	bps	142	bps
Sales volume

Sales of refined products (Km3)	4,140	4,651	4,505	8.8%		-3.1%

Total domestic market	3,901	4,291	4,154	6.5%		-3.2%
of which Gasoline	1,240	1,452	1,410	13.8%		-2.9%
of which Diesel	1,811	2,181	2,030	12.1%		-6.9%
Total export market	239	360	351	46.7%		-2.6%

Sales of petrochemical products (Ktn)	247	193	215	-13.1%		11.3%

Domestic market	166	171	180	8.5%		5.1%
Export market	81	22	35	-57.2%		60.2%

Sales of grain, flours and oils (Ktn)	294	238	271	-7.9%		13.7%

Domestic market	11	7	7	-34.3%		4.9%
Export market	284	232	264	-6.9%		14.0%

Sales of fertilizers (Ktn)	186	221	104	-44.0%		-52.9%

Domestic market	186	221	104	-44.0%		-52.9%

Net average prices of fuels in the domestic market
Gasoline (USD/m3)	452	500	532	17.5%		6.4%
Diesel (USD/m3)	481	554	596	23.8%		7.5%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Nominal capacity at 328.1 Kbbl/d since 1Q21.

Crude oil processed during the quarter stood at 282.6 Kbbl/d, an increase of 1.7% q/q and 3.4% y/y with a utilization rate of 86%. In a sequential basis, our three refineries maintained the crude oil processed almost unchanged, with the exception of Lujan de Cuyo refinery that recorded a minor increase. It is worth noting that processing levels during the quarter were affected by the complex negotiations with local independent oil producers aiming to maximize their exports instead of selling in the local market, on the back of better realized export prices. Nevertheless, during March, we achieved a utilization rate of 90%, as constructive dialogue with independent producers in order to minimize fuels´ imports.

Net average diesel prices in the domestic market in dollar terms increased 7.5% q/q, while net average gasoline prices increased 6.4% q/q. The sequential growth was attributable to the resumption of price adjustments at the pump that took place in February and March, in line with the strategy announced aiming at compensating for the depreciation of the currency while also managing to partially track rallying international reference prices.. In addition, we have continued with the strategy of reducing the discounts at the wholesale segments and even moving wholesale prices above retail prices where, in some particular segments/cases, we were able to fully translate international parities to local clients.

Downstream Financials Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Diesel	921	1,284	1,283	39.3%	0.0%
Gasoline	613	796	817	33.2%	2.7%
Other domestic market	462	619	622	34.6%	0.4%
Export market	276	390	422	52.9%	8.2%

Revenues	2,273	3,089	3,144	38.3%	1.8%

Depreciation & amortization	(134)	(141)	(134)	-0.2%	-5.1%
Refining & Logistics costs	(229)	(293)	(289)	26.2%	-1.4%
Fuels imports	(75)	(370)	(334)	346.2%	-9.8%
Crude oil purchases (intersegment + third parties)	(1,203)	(1,442)	(1,434)	19.2%	-0.5%
Biofuel purchases	(108)	(188)	(167)	54.5%	-11.0%
Non-oil agro purchases	(118)	(221)	(196)	65.6%	-11.3%
Other	(207)	(298)	(280)	35.4%	-6.0%

Operating income before impairment of assets	199	136	310	56.0%	128.1%

Impairment of assets	—	—	—	N/A	N/A

Operating income	199	136	310	56.0%	128.1%

Depreciation & amortization	134	141	134	-0.2%	-5.1%
Impairment of assets	—	—	—	N/A	N/A

EBITDA	333	277	444	33.3%	60.3%

Leasing	(16)	(19)	(19)	20.9%	2.2%
Other adjustments	1	(1)	1	6.8%	N/A

Adjusted EBITDA	317	257	425	33.9%	65.7%

Holding results from oil products	108	71	68	-36.8%	-4.3%

Adjusted EBITDA excl. holding results from oil products	210	185	357	70.2%	92.5%

Capex	51	168	105	104.6%	-37.3%

Revenues during 1Q22 totaled US$3,144 million, an increase of 1.8% compared to 4Q21, mainly driven by higher average prices of fuels and of international-priced products, partially offset by, among others, lower demand for gasoline and diesel.

Refining and logistics costs decreased 1.4% q/q, mainly as a result of lower regular maintenance works and reduced energy costs. Separately, fuel imports decreased 9.8%, primarily due to a decrease in volumes imported, partially offset by higher prices. Crude oil purchases (including inter-segment purchases to our Upstream operations) remained almost flat, where lower total crude oil processed in the quarter - considering the impact of Q1 2022 having 2 fewer days than Q4 2021 – was offset by higher crude oil realization price. Biofuel purchases decreased 11.0% driven by lower volumes acquired of biodiesel and bioethanol, aligned to the sequential decrease in gasoline and diesel demand. Non-oil agro purchases decreased 11.3%, mainly driven by a seasonal contraction in the purchases of fertilizer.

As a result, Downstream adjusted EBITDA, excluding holding results from oil products, totaled US$14.0 per barrel. Within the Downstream segment, Refining & Marketing adjusted EBITDA reached US$11.8 per barrel of crude processed. It is worth highlighting that these results came on the back of a benign pricing environment, primarily on Brent-related products such as petrochemicals, lubricants, jet fuel, LPG, etc., that represent around 25% of the Downstream revenues.

CAPEX:

Downstream capex totaled US$105 million for the quarter, a decrease of 37.3% q/q and an increase of 104.6% y/y.

During 1Q22, we continued with the execution of the new fuel specifications project, including the construction of a new diesel hydrotreatment unit at the Luján de Cuyo refinery and a gasoline hydrotreatment and revamping of existing gasoline units, in La Plata Industrial Complex. The purpose of these works is to comply with the new fuel specifications established by Resolution No. 576/2019, which will come into force in 2024. In addition, we made progress in the revamping of the Topping D Unit of La Plata Refinery, which will allow greater processing of shale crude oil, with a timetable projecting to be ready by early 2024.

In terms of midstream oil investments, which consolidate within the Downstream segment, we began the construction of the La Amarga Chica-Puesto Hernández pipeline, an investment totaling about US$230 million, mostly concentrated in 2023, which will increase the evacuation of crude oil from our core hub blocks to the northern of the Neuquén Province, to be either exported to Chile through the TransAndean Oil Pipeline expected to be back in operations by early next year, or re-directed to our Lujan de Cuyo refinery.

We also continued with the program to update the image of our gas stations across the country and the remodeling project at the Echeverría gas station in the City of Buenos Aires, which will become our flagship location in coming months. Moreover, during the quarter, we incorporated 4 new locations to our retail service station network and almost 30 new convenience stores under the YPF Full franchise.

4.3. GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Natural gas as producers (intersegment + third parties)	285	382	388	36.1%	1.5%
Natural gas retail segment	57	97	61	6.5%	-36.6%
Other	27	44	85	213.4%	92.2%

Revenues	370	523	535	44.6%	2.2%

Depreciation & amortization	(12)	(14)	(22)	83.7%	55.0%
Natural gas purchases (intersegment + third parties)	(288)	(430)	(406)	40.8%	-5.6%
Other	(101)	(75)	(104)	2.7%	38.3%

Operating income before impairment of assets	(31)	4	3	N/A	-26.8%

Impairment of assets	—	—	—	N/A	N/A

Operating income	(31)	4	3	N/A	-26.8%

Depreciation & amortization	12	14	22	83.7%	55.0%
Impairment of assets	—	—	—	N/A	N/A

EBITDA	(19)	19	25	N/A	36.3%

Leasing	(6)	(5)	(8)	35.2%	48.4%
Other adjustments	2	(4)	(0)	N/A	-91.2%

Adjusted EBITDA	(23)	9	17	N/A	86.6%

Capex	4	13	7	70.7%	-48.8%

Sales of natural gas as producers include domestic and external markets.

Revenues during 1Q22 totaled US$535 million, an increase of 2.2% compared to 4Q21, mainly driven by a 1.5% increase in sales of natural gas as producers in the local market and abroad – 73% of segment’s sales. Natural gas sales mainly from our controlled company Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – 11% of segment’s sales – decreased by 36.6% q/q mainly on the back of seasonality of natural gas sales.

Other sales increased 92.2% sequentially, mainly driven by the new Midstream gas unit, created in January 2022, that is responsible for the sale and purchase of gasoline, propane and butane through our own pipeline network and was previously managed through the Upstream segment.

Total operating costs, excluding depreciation and amortization, increased 0.9% q/q primarily due to Midstream activity previously described, offset by lower purchases of natural gas in line with the reduction in sales.

As a whole, Adjusted EBITDA stood at US$17 million compared to US$9 million in 4Q21.

4.4. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Revenues	144	256	234	62.7%	-8.6%

Operating costs and other	(186)	(335)	(294)	58.4%	-12.3%

Operating income before impairment of assets	(42)	(80)	(60)	43.7%	-24.2%

Impairment of assets	—	—	—	N/A	N/A

Operating income	(42)	(80)	(60)	43.7%	-24.2%

Depreciation & amortization	21	23	20	-2.5%	-11.8%
Impairment of assets	—	—	—	N/A	N/A

EBITDA	(21)	(56)	(40)	89.5%	-29.3%

Leasing	—	—	—	N/A	N/A
Other adjustments	(1)	13	1	N/A	-92.3%

Adjusted EBITDA	(22)	(43)	(39)	80.2%	-9.6%

Capex	7	33	30	330.3%	-8.7%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate adjusted EBITDA for 1Q22 represented a loss of US$39 million, compared with the loss of US$43 million in 4Q21.

Our subsidiary AESA maintained its adjusted EBITDA at US$15 million q/q, with higher revenues and costs, and achieved a remarkable growth tripling its adjusted EBITDA y/y, driven by an increase of operation and maintenance services as well as construction projects.

The other business unit consolidated within this segment is our sand mining operation unit, which managed to maintain its operating costs and adjusted EBITDA q/q and, on a year over year basis, doubled its OPEX as the activity during 1Q21 was affected by the effects of the pandemic, while maintaining similar adjusted EBITDA levels.

Regarding our corporate areas, the adjusted EBITDA loss was slightly reduced q/q due to a reduction in marketing and media expenses.

4.5. CONSOLIDATION ADJUSTMENTS

Consolidation Adjustments Financials Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Revenues	(1,386)	(1,769)	(1,817)	31.1%	2.7%

Operating costs	1,320	1,716	1,725	30.7%	0.5%

Operating income before impairment of assets	(66)	(53)	(92)	39.0%	73.6%

Impairment of assets	—	—	—	N/A	N/A

Operating income	(66)	(53)	(92)	39.0%	73.6%

Depreciation & amortization	(1)	(1)	(1)	-0.5%	7.6%
Impairment of assets	—	—	—	N/A	N/A

EBITDA	(68)	(54)	(93)	38.2%	72.0%

Leasing	—	—	—	N/A	N/A
Other adjustments	—	—	—	N/A	N/A

Adjusted EBITDA	(68)	(54)	(93)	38.2%	72.0%

Consolidation adjustments to eliminate results among business segments not transferred to third parties was negative US$93 million in 1Q22 compared to negative US$54 million in 4Q21. In both quarters, the gap between the transfer price across businesses and the cost of production of the company’s inventories widened.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Cash BoP	(2,447)	623	611	N.M	-2.0%
Net cash flow from operating activities	1,054	1,068	1,433	36.0%	34.3%
Net cash flow from investing activities	(523)	(709)	(839)	60.2%	18.3%
Net cash flow from financing activities	(522)	(356)	(370)	-29.1%	4.0%
FX adjustments & other	219	(16)	(40)	N.M	151.8%

Cash EoP	(2,220)	611	795	N.M	30.2%

Investment in financial assets	382	497	534	39.6%	7.3%

Cash + short-term investments EoP	(1,837)	1,108	1,329	N.M	20.0%

FCF	284	143	391	37.5%	174.2%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

BoP stands for Beginning of period / EoP stands of End of period.

In 1Q22 we continued the positive trend in our cash flow from operations which reached US$1,433 million, comfortably covering our investment plan and interest payments, allowing for further net debt reduction. On a sequential basis, the cash flow from operations increased 34% driven by higher EBITDA levels and positive working capital variations, the latter resulting from import duties and other taxes paid in advanced and collection of past due clients´ receivables.

Net cash flow from investing activities was negative US$839 million, compared to negative US$709 million in 4Q21. This variation was mainly driven by an increase in financial assets´ investments, and an expansion in cash investment payments, including purchases of materials, which totaled US$785 million. In 1Q21, net cash outflow from investing activities was negative US$523 million, significantly lower than 1Q22, as our investment activity was still negatively impacted by the effects of the pandemic.

Net cash flow from financing activities amounted to negative US$370 million in 1Q22, standing at similar levels to those recorded in the previous quarter of negative US$356 million in 4Q21. It is worth noting that we continue with a reduction in cash interest expense q/q and during this 1Q22 we fully disbursed the 300 million dollars, cross-border A/B loan, led by Corporación Andina de Fomento (“CAF”). This financing contributed, among other uses, to complying with Central Bank regulatory restrictions and thus permitted us to access the official FX market to proceed with the payment of the 260-million first amortization of our 2024 international bond that was due on April 4th, without interference, on the last day of March.

As a result, free cash flow before debt financing reached US$391 million during the quarter, being positive for the eighth consecutive quarter. This improvement was related to the aforementioned recovery in profitability together with the reduction in cash interest payments, partially compensated by the increase in the investment program of 2022.

In terms of liquidity, our cash and short-term investments stood at US$1,329 million by the end of March, an increase of US$221 million when compared to the previous quarter, including US$534 million of sovereign bonds and treasury notes.

In terms of cash management, during the quarter we continued with an active asset management approach to minimize FX exposure, considering the regulations currently in force that prevent us from holding a larger portion of our liquidity in foreign currency. In that sense, in a context of limited available dollarized instruments in the local market and given the increase of our liquidity during the quarter, we ended up with a consolidated net FX exposure of 28% of total liquidity. Nevertheless, if we consider the liquidity invested in inflation indexed instruments as a proxy-hedge to FX risk, the net exposure falls to 20%.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	1Q21	4Q21	1Q22	Q/Q Δ
Short-term debt	1,187	845	523	-38.1%
Long-term debt	6,560	6,534	6,719	2.8%

Total debt	7,747	7,379	7,241	-1.9%

Avg. Interest rate for AR$-debt	34.9%	33.4%	33.4%
Avg. Interest rate for US$-debt	7.5%	7.7%	7.7%
% of debt in AR$	6%	5%	5%

Cash + short term investments	-1,837	1,108	1,329	20.0%

% of cash in AR$	76%	53%	61%

Net debt	9,584	6,271	5,912	-5.7%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of March 31st, 2022, YPF’s consolidated net debt totaled US$5,912 million, decreasing by US$359 million q/q. On a year over year basis, the total reduction in our net debt reached US$840 million and, taking into consideration the 8 consecutive quarters with positive free cash flow, the cumulative net debt reduction totals the staggering amount of US$1,727 million.

On the same note, in 1Q22 we delivered further reduction in net leverage, reaching a ratio of 1,46x net debt to 12-month adjusted EBITDA, showcasing the tremendous recovery in our operating and financial performance, after peaking at a net leverage ratio of 4.9x in 1Q21. In addition, our liquidity position now comfortably exceeds our short-term debt, considering debt principal maturities for less than US$400 million coming due within the next 12 months.

In terms of financial activities, in January 2022 YPF signed the agreement with “CAF” mentioned above for a total cross border financing of US$ 300 Million. The financial loan is made up of two tranches, tranche “A” committed by CAF for an amount of US$37,5 Million and tranche “B” committed by four financial entities for an amount of US$262,5 million. The final maturity of the loan is December 30th, 2024, and accrue a variable interest rate of SOFR plus a margin of 7,05%, with a grace period of 18 months, resulting in an average life of 2.2 years. The use of proceeds of the new loan shall be used, at least 40%, in ESG Projects and the remaining 60% for general corporate uses.

Regarding our maturity profile, as of March 31st, 2022, we faced total maturities of US$273 million for the remaining nine months of 2022, around 40% corresponding to amortizations of international bonds, and the balance mainly consisting in local bonds, bank loans and pre-export financing. The following chart shows the consolidated principal debt maturity profile of the company as of March 31st, 2022, expressed in millions of dollars:

6. TABLES AND NOTES

6.1. CONSOLIDATED STATEMENT OF INCOME

Income Statement	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Unaudited Figures, in US$ million
Revenues	2,648	3,620	3,635	37.3%	0.4%

Costs	(2,238)	(3,013)	(2,839)	26.8%	-5.8%

Gross profit	410	607	796	94.4%	31.2%

Selling expenses	(225)	(282)	(255)	13.4%	-9.6%
Administrative expenses	(103)	(140)	(138)	34.4%	-1.8%
Exploration expenses	(2)	(7)	(11)	484.6%	55.8%
Impairment of property, plant and equipment and intangible assets	—	(112)	—	N/A	N/A
Other operating results, net	(3)	(262)	(14)	357.4%	-94.8%

Operating income	78	(196)	380	388.4%	N/A

Income of interests in companies and joint ventures	58	160	115	98.9%	-28.2%
Financial Income	254	299	294	16.0%	-1.6%
Financial Cost	(365)	(345)	(395)	8.2%	14.5%
Other financial results	63	61	58	-8.6%	-5.2%
Financial results, net	(49)	15	(44)	-10.7%	N/A

Net profit before income tax	87	(21)	451	419.7%	N/A

Income tax	(112)	267	(203)	81.0%	N/A

Net profit for the period	(25)	247	248	N/A	0.6%

Net profit for shareholders of the parent company	(23)	247	250	N/A	1.0%
Net profits for non-controlling interest	(2)	(1)	(2)	-14.9%	172.5%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	(0.06)	0.63	0.64	N/A	1.6%
Other comprehensive income	742	378	713	-3.9%	88.5%

Total comprehensive income for the period	716	625	961	34.1%	53.8%

Income Statement	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Unaudited Figures, in AR$ million
Revenues	234,890	173,485	388,169	65.3%	123.7%

Costs	(198,531)	(171,123)	(303,142)	52.7%	77.1%

Gross profit	36,359	2,362	85,027	133.9%	3499.8%

Selling expenses	(19,945)	(18,433)	(27,224)	36.5%	47.7%
Administrative expenses	(9,125)	(11,214)	(14,774)	61.9%	31.7%
Exploration expenses	(159)	(772)	(1,123)	606.3%	45.5%
Impairment of property, plant and equipment and intangible assets	—	65,685	—	N/A	N/A
Other operating results, net	(276)	(7,878)	(1,457)	427.9%	-81.5%

Operating income	6,854	29,750	40,449	490.2%	36.0%

Income of interests in companies and joint ventures	5,116	5,020	12,229	139.0%	143.6%
Financial Income	22,347	33,729	32,110	43.7%	-4.8%
Financial Cost	(32,323)	(37,553)	(43,037)	33.1%	14.6%
Other financial results	5,685	5,382	6,332	11.4%	17.7%
Financial results, net	(4,291)	1,558	(4,595)	7.1%	N/A

Net profit before income tax	7,679	36,328	48,083	526.2%	32.4%

Income tax	(9,926)	(7,304)	(21,666)	118.3%	196.6%

Net profit for the period	(2,247)	29,024	26,417	N/A	-9.0%

Net profit for shareholders of the parent company	(2,066)	44,235	26,603	N/A	-39.9%
Net profits for non-controlling interest	(181)	(1,223)	(186)	2.8%	-84.8%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	(5.26)	112.71	67.69	N/A	-39.9%
Other comprehensive income	65,658	61,303	75,949	15.7%	23.9%

Total comprehensive income for the period	63,411	90,327	102,366	61.4%	13.3%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Dec-21	31-Mar-22	31-Dec-21	31-Mar-22
Non-current Assets
Intangible assets	419	416	43,014	46,181
Properties, plant and equipment	16,003	16,114	1,642,259	1,787,255
Assets for leasing	519	496	53,260	54,984
Investments in companies and joint ventures	1,529	1,651	156,925	183,092
Deferred tax assets, net	19	15	1,921	1,625
Other receivables	190	54	19,549	5,995
Trade receivables	43	42	4,363	4,706
Investment in financial assets	25	35	2,534	3,865

Total Non-current Assets	18,747	18,823	1,923,825	2,087,703

Current Assets
Assets held for disposal	1	1	103	111
Inventories	1,500	1,510	153,927	167,500
Contract assets	13	16	1,360	1,765
Other receivables	616	507	63,259	56,195
Trade receivables	1,305	1,394	133,904	154,630
Investment in financial assets	497	534	51,012	59,182
Cash and cash equivalents	611	795	62,678	88,210

Total Current Assets	4,543	4,757	466,243	527,593

Total Assets	23,290	23,580	2,390,068	2,615,296

Shareholders’ Equity
Shareholders’ contributions	102	95	10,504	10,555
Reserves, other comprehensive income and retained earnings	8,082	8,391	829,388	930,636
Non-controlling interest	80	84	8,226	9,344

Total Shareholders´ Equity	8,265	8,570	848,118	950,535

Non-current Liabilities
Provisions	2,519	2,501	258,478	277,382
Deferred tax liabilities, net	1,805	1,665	185,179	184,670
Income tax payable	29	49	3,026	5,398
Other taxes payable	2	2	201	203
Salaries and social security	32	21	3,262	2,299
Liabilities from leasing	276	241	28,335	26,708
Loans	6,534	6,719	670,535	745,187
Other liabilities	9	8	968	934
Accounts payable	9	8	888	923

Total non-current Liabilities	11,215	11,214	1,150,872	1,243,704

Current Liabilities
Provisions	188	174	19,297	19,263
Contract liabilities	130	282	13,329	31,237
Income tax payable	13	110	1,336	12,189
Other taxes payable	143	312	14,671	34,653
Salaries and social security	229	198	23,459	21,972
Liabilities from leasing	266	279	27,287	30,960
Loans	845	523	86,680	57,952
Other liabilities	34	16	3,468	1,753
Accounts payable	1,964	1,903	201,551	211,078

Total Current Liabilities	3,811	3,796	391,078	421,057

Total Liabilities	15,026	15,010	1,541,950	1,664,761

Total Liabilities and Shareholders’ Equity	23,290	23,580	2,390,068	2,615,296

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED STATEMENT OF CASH FLOW

Cash Flow Statement	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Unaudited Figures, in US$ million
Operating activities
Net income	(25)	247	248	N/A	0.6%
Income of interests in companies and joint ventures	(58)	(160)	(115)	98.9%	-28.2%
Depreciation of property, plant and equipment	688	643	589	-14.3%	-8.4%
Depreciation of the right-of-use assets	48	51	51	6.3%	-1.0%
Amortization of intangible assets	12	13	11	-6.4%	-16.6%
Losses of property, plant and equipment and intangible assets and consumption of materials	83	95	85	2.6%	-10.3%
Income tax charge	112	(267)	203	81.0%	N/A
Net increase in provisions	65	317	72	11.1%	-77.3%
Impairment of property, plant and equipment and intangible assets	—	112	—	N/A	N/A
Interest, exchange differences and others	43	88	8	-80.5%	-90.3%
Stock compensation plans	1	0	0	-63.0%	-0.1%
Accrued insurance	—	(15)	—	N/A	N/A
Results from exchange of debt instruments	(21)	—	—	N/A	N/A
Results for assignment of participation in areas	—	(5)	—	N/A	N/A
Results from sales of assets held for disposal	—	—	—	N/A	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A
Changes in assets and liabilities				N/A	N/A
Trade receivables	21	354	(113)	N/A	N/A
Other receivables	(93)	(159)	156	N/A	N/A
Inventories	(25)	(80)	(3)	-89.5%	-96.6%
Accounts payable	191	(56)	(18)	N/A	-67.6%
Other taxes payable	91	(49)	178	95.0%	N/A
Salaries and Social Security	(28)	16	(33)	20.6%	N/A
Other liabilities	(27)	(18)	(19)	-29.3%	4.3%
Decrease in provisions for payments / utilization	(21)	(40)	(30)	46.5%	-25.1%
Contract Assets	5	(4)	(4)	N/A	-1.7%
Contract Liabilities	(7)	(39)	168	N/A	N/A
Dividends received	0	13	—	N/A	N/A
Insurance charge for loss of profit	0	14	1	703.2%	-92.0%
Income tax payments	(1)	(1)	(2)	64.9%	88.5%

Net cash flow from operating activities	1,054	1,068	1,433	36.0%	34.3%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(493)	(757)	(785)	59.2%	3.7%
Proceeds from sales of financial assets	105	81	33	-68.8%	-59.6%
Payments for the acquisition of financial assets	(148)	(47)	(88)	-40.3%	87.8%
Interest received from financial assets	13	(0)	1	-93.7%	N/A
Collection for participation in areas and sale of assets	—	15	2	N/A	-88.8%

Net cash flow from investing activities	(523)	(709)	(839)	60.2%	18.3%

Financing activities
Payment of loans	(537)	(378)	(467)	-13.0%	23.6%
Payment of interests	(200)	(107)	(173)	-13.1%	61.6%
Proceeds from loans	291	205	356	22.5%	73.5%
Acquisition of own shares	—	—	—	N/A	N/A
Payment of leasing	(77)	(75)	(85)	11.2%	13.2%
Payment of interests related to income tax	(0)	(0)	(0)	457.9%	23.1%

Net cash flow from financing activities	(522)	(356)	(370)	-29.1%	4.0%

Effect of changes in exchange rates on cash and cash equivalents	10	8	15	44.8%	77.6%
Translation adjustments	(56)	(24)	(55)	-1.7%	126.0%
Increase (decrease) in cash and cash equivalents	(37)	(13)	185	N/A	N/A
Cash and cash equivalents at the beginning of the period	650	623	611	-6.0%	-2.0%

Cash and cash equivalents at the end of the period	612	611	795	29.9%	30.2%

Cash Flow Statement	1Q21	4Q21	1Q22	Y/Y Δ	Q/Q Δ
Unaudited Figures, in AR$ million
Operating activities
Net income	(2,247)	24,730	26,417	N/A	6.8%
Income of interests in companies and joint ventures	(5,116)	(16,064)	(12,229)	139.0%	-23.9%
Depreciation of property, plant and equipment	60,875	64,711	62,809	3.2%	-2.9%
Depreciation of the right-of-use assets	4,214	5,126	5,391	27.9%	5.2%
Amortization of intangible assets	1,042	1,348	1,182	13.4%	-12.3%
Losses of property, plant and equipment and intangible assets and consumption of materials	7,369	9,563	9,103	23.5%	-4.8%
Income tax charge	9,926	(26,557)	21,666	118.3%	N/A
Net increase in provisions	5,723	31,799	7,653	33.7%	-75.9%
Impairment of property, plant and equipment and intangible assets	—	11,258	—	N/A	N/A
Interest, exchange differences and others	3,814	8,381	765	-79.9%	-90.9%
Stock compensation plans	119	50	53	-55.5%	6.0%
Accrued insurance	—	(1,503)	—	N/A	N/A
Results from exchange of debt instruments	(1,855)	—	—	N/A	N/A
Results for assignment of participation in areas	—	(535)	—	N/A	N/A
Results from sales of assets held for disposal	—	—	—	N/A	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A
Changes in assets and liabilities				N/A	N/A
Trade receivables	1,816	35,503	(12,073)	N/A	N/A
Other receivables	(8,263)	(16,009)	16,647	N/A	N/A
Inventories	(2,247)	(8,009)	(285)	-87.3%	-96.4%
Accounts payable	16,880	(5,651)	(1,942)	N/A	-65.6%
Other taxes payable	8,067	(4,914)	18,936	134.7%	N/A
Salaries and Social Security	(2,449)	1,634	(3,554)	45.1%	N/A
Other liabilities	(2,377)	(1,829)	(2,024)	-14.9%	10.7%
Decrease in provisions for payments / utilization	(1,821)	(4,039)	(3,210)	76.3%	-20.5%
Contract Assets	480	(399)	(416)	N/A	4.3%
Contract Liabilities	(611)	(3,951)	17,882	N/A	N/A
Dividends received	28	1,279	—	N/A	N/A
Insurance charge for loss of profit	12	1,374	116	866.7%	-91.6%
Income tax payments	(129)	(128)	(256)	98.4%	100.0%

Net cash flow from operating activities	93,250	107,168	152,631	63.7%	42.4%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(43,640)	(76,009)	(83,629)	91.6%	10.0%
Proceeds from sales of financial assets	9,256	8,112	3,473	-62.5%	-57.2%
Payments for the acquisition of financial assets	(13,094)	(4,722)	(9,409)	-28.1%	99.3%
Interest received from financial assets	1,172	(2)	89	-92.4%	N/A
Collection for participation in areas and sale of assets	—	1,490	177	N/A	-88.1%

Net cash flow from investing activities	(46,306)	(71,131)	(89,299)	92.8%	25.5%

Financing activities
Payment of loans	(47,468)	(37,936)	(49,729)	4.8%	31.1%
Payment of interests	(17,663)	(10,780)	(18,474)	4.6%	71.4%
Proceeds from loans	25,713	20,597	37,918	47.5%	84.1%
Acquisition of own shares	—	—	—	N/A	N/A
Payment of leasing	(6,783)	(7,555)	(9,075)	33.8%	20.1%
Payment of interests related to income tax	(7)	(36)	(47)	571.4%	30.6%

Net cash flow from financing activities	(46,208)	(35,710)	(39,407)	-14.7%	10.4%

Effect of changes in exchange rates on cash and cash equivalents	922	853	1,607	74.3%	88.4%
Increase (decrease) in cash and cash equivalents	1,658	1,180	25,532	1439.9%	2063.7%
Cash and cash equivalents at the beginning of the period	54,618	61,498	62,678	14.8%	1.9%

Cash and cash equivalents at the end of the period	56,276	62,678	88,210	56.7%	40.7%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q21	2Q21	3Q21	4Q21	Cum. 2021	1Q22
Total Production	Kboe	39,330	41,961	45,591	44,542	171,424	45,523

Crude oil production	Kbbl	18,691	19,125	19,265	19,886	76,967	19,993
NGL production	Kbbl	2,653	3,329	3,832	2,757	12,572	3,979
Gas production	Mm3	2,860	3,102	3,576	3,482	13,020	3,427
Henry Hub	USD/MMBTU	2.7	3.0	4.3	4.8	3.7	4.6
Brent	USD/bbl	61.8	68.8	73.5	79.6	70.7	97.4
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,140	4,264	4,610	4,651	17,666	4,505

Domestic market	Km3	3,901	3,976	4,297	4,291	16,465	4,154
Gasoline	Km3	1,240	1,032	1,263	1,452	4,987	1,410
Diesel	Km3	1,811	1,931	2,084	2,181	8,007	2,030
Jet fuel and kerosene	Km3	65	49	74	107	295	124
Fuel Oil	Km3	102	73	36	5	216	4
LPG	Km3	130	195	186	135	645	133
Other (*)	Km3	553	697	654	411	2,316	453
Export market	Km3	239	288	313	360	1,200	351
Petrochemical naphtha	Km3	0	96	89	20	205	15
Jet fuel and kerosene	Km3	25	27	29	59	140	74
LPG	Km3	74	23	62	154	313	124
Bunker (Diesel and Fuel Oil)	Km3	52	64	78	71	264	94
Other (*)	Km3	88	79	55	56	278	44

Sales of petrochemical products	Ktn	247	229	248	193	917	215

Domestic market	Ktn	166	179	187	171	704	180
Methanol	Ktn	43	57	71	53	224	19
Other	Ktn	123	121	117	118	479	162
Export market	Ktn	81	50	60	22	213	35
Methanol	Ktn	45	18	32	3	98	1
Other	Ktn	37	32	28	19	115	34

Grain, flours and oils	Ktn	294	456	381	238	1,371	271

Domestic market	Ktn	11	11	4	7	33	7
Export market	Ktn	284	445	377	232	1,338	264

Fertilizers	Ktn	186	328	25	221	760	104

Domestic market	Ktn	186	328	25	221	760	104
Main products imported (YPF stand alone)
Gasolines	Km3	82	6	46	89	223	122
Jet Fuel	Km3	0	4	0	6	9	2
Diesel	Km3	46	155	251	472	924	289

Other (*): Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer